Exhibit 7.1
IN THE UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF NEW YORK

CORNING NATURAL GAS	)
CORPORATION, through	)
the Richard M. Osborne Trust,	)
derivatively, and the RICHARD	)
M. OSBORNE TRUST, individually	)
as shareholder,	)	Civil Action No.
)
Plaintiffs,	)
)
v.	)	COMPLAINT
)
CORNING NATURAL GAS	)
CORPORATION and	)
THOMAS K. BARRY,	)
)
Defendants.	)
NATURE OF ACTION
      1. The Corning Natural Gas Corporation, through the Richard M. Osborne Trust, derivatively, and the Richard M. Osborne Trust, individually as shareholder, seek by this action to prevent bought votes solicited by Thomas K. Barry, the Chairman of the Board and Chief Executive Officer of Corning Natural Gas Corporation, from being counted toward approval of a proposed merger between Corning Natural Gas Corporation and C&T Enterprises, Inc. Plaintiffs do not believe the proposed merger to be in the best interest of Corning or the majority of its shareholders, and they believe Mr. Barry’s actions to obtain approval for the merger through solicitation of affirmative votes by payment to certain shareholders to be improper and undertaken to advance Mr. Barry’s personal interests to the detriment of Corning and its stockholders. Plaintiffs thus bring this action pursuant to § 14(e) of the Securities Exchange Act of 1934, as amended, to prevent Defendants from counting bought votes in support of the proposed merger and to obtain other relief for Corning and its shareholders.

JURISDICTION AND VENUE
      2. This Court has jurisdiction over the claims in this Complaint pursuant to 28 U.S.C. §1331.
      3. Pursuant to 28 U.S.C. §1391(b), venue is proper because a Defendant or all Defendants reside in this district, and a substantial part of the events or omissions giving rise to the claims in this Complaint occurred in this district.
THE PARTIES
      4. Corning Natural Gas Corporation (“Corning”) is a New York corporation in the gas distribution business that maintains its principal place of business at 330 W. William St., Corning, New York 14830.
      5. The Richard M. Osborne Trust (the “Trust”) is an Ohio trust with a mailing address of 8500 Station Street, Suite 113, Mentor, Ohio 44060. The Trust was established for estate planning purposes, and engages principally in the business of investing. Richard M. Osborne is the sole Trustee of the Trust. As of the date of this filing, the Trust beneficially owns 99,132 shares, or 19.6%, of the outstanding shares of common stock of Corning.
      6. Thomas K. Barry (“Mr. Barry”) is the Chief Executive Officer, President and Chairman of the Board of Corning. Corning lists Mr. Barry’s address in its corporate filings as 330 W. William St., Corning, New York 14830.
FACTS
      7. Prior to the facts giving rise to this Complaint, Mr. Osborne, through the Trust, began acquiring shares of common stock of Corning.
      8. During the months of November and December 2005, Mr. Osborne engaged in discussions with Corning, through its financial advisor, regarding a potential acquisition of or investment in Corning by Mr. Osborne or one of his affiliated entities.

      9. In December 2005, an affiliated entity of Mr. Osborne offered to purchase all shares of common stock of Corning not owned by Mr. Osborne. Mr. Osborne and his representatives met with Corning’s management to discuss the offer to purchase the shares of common stock of Corning. Corning rejected Mr. Osborne’s offer and, accordingly, the offer expired pursuant to its terms on December 19, 2005.
      10. On May 11, 2006, Corning entered into an Agreement and Plan of Merger with C&T and C&T Acquisition, Inc. (the “Proposed Merger”). Pursuant to the Proposed Merger, Corning would be merged with C&T Acquisition, Inc. and C&T would pay to the holders of Corning’s common stock $6.94 million in cash at closing, plus an amount equal to cash on the books of Corning’s subsidiary at the time of closing. The purchase price was subject to other potential upward and downward adjustments. Based on all such potential adjustments Corning expected that the price per share to be paid for Corning common stock in the Proposed Merger would range from between $12.63 and $17.66 per share.
      11. Pursuant to Section 903 of the New York Business Corporation Law, the Proposed Merger requires the approval of two-thirds of the votes of all outstanding shares entitled to vote thereon.
      12. Corning filed preliminary proxy materials with the Securities and Exchange Commission (the “SEC”) on July 19, 2006.
      13. In accordance with the rules and regulation of the SEC, on July 28, 2006, the Trust filed an amendment to Schedule 13D reporting the acquisition of additional shares and Mr. Osborne’s belief that the consideration in the Proposed Merger did not represent adequate value for the shareholders of Corning. Mr. Osborne stated his intention to vote all of the shares owned by the Trust against the Proposed Merger. Further, Mr. Osborne expressed concern about the apparent conflict of interests of Mr. Barry and Kenneth J. Robinson, Corning’s

Executive Vice President (“Robinson”), due to the substantial “golden parachute” and related severance payments each would receive as a result of the Proposed Merger.
      14. On July 28, 2006, pursuant to Section 624 of the New York Business Corporation Law, the Trust requested a shareholders list for the purpose of communicating with other shareholders regarding the affairs of Corning. Despite the Trust’s complying with the statutory requirements to request a shareholders list, Corning refused to provide the shareholders list. Finally, on August 18, 2006, only after numerous letters and telephone calls were exchanged between lawyers for Corning and the Trust did Corning ultimately provide the shareholders list to the Trust.
      15. Corning disclosed in its definitive proxy materials filed with the SEC on August 24, 2006 (the “Proxy Statement”) and subsequently mailed to shareholders of Corning that the special meeting of shareholders to vote on the Proposed Merger would be held on September 28, 2006. In addition, the Proxy Statement disclosed that the terms of the Proposed Merger had been changed and the consideration was fixed at $16.50 per share.
      16. At a price per share of $16.50, Corning’s shareholders will receive only $8.4 million as a result of the Proposed Merger, while Mr. Barry will receive nearly $1.8 million in severance, pension and related payments. If the Proposed Merger is consummated, Mr. Barry stands to receive benefits with a value of 21% of the amount to be paid to all Corning shareholders. This dollar amount does not account for any amount that would be paid by Mr. Barry in the Proposed Merger for the common shares of Corning that he owns.
      17. Because Mr. Osborne continued to believe that the merger consideration was inadequate and that the benefits that Mr. Barry was entitled to receive were disproportionate to the merger consideration, Mr. Osborne, through the Trust, was left with no alternative but to engage in a proxy solicitation in order to convince shareholders of Corning to vote against the

Proposed Merger. The Trust filed definitive proxy materials with the SEC on September 18, 2006 and subsequently mailed these materials to the shareholders of Corning.
      18. Between September 2, 2006 and October 6, 2006, numerous “fight” letters were filed with the SEC and sent to Corning shareholders by both the Trust and Corning with respect to the Proposed Merger.
      19. On October 5, 2006, Energy West, Incorporated, a publicly-held utility company (“Energy West”), submitted a proposal to Corning to enter into a merger or strategic combination in which the shareholders of Corning would receive shares of the combined company, or both shares and cash. Mr. Osborne is Chairman of the Board of Energy West. Corning refused to discuss a potential transaction with Energy West, preferring to proceed with the Proposed Merger with C&T.
      20. Corning did not have the necessary votes required to approve the Proposed Merger at the special meeting of Corning’s shareholders on September 28, 2006. Corning adjourned the meeting until October 11, 2006 in an attempt to garner additional votes for the Proposed Merger.
      21. Following September 28, 2006, Mr. Barry solicited and offered monetary compensation to certain specific shareholders to vote in favor of the Proposed Merger. This information has not been disclosed by Corning in any of its proxy materials or any filing by Mr. Barry.
      22. The Trust has been told that the solicitation of proxies by Mr. Barry is solely for the voting rights of the shares and does not include an offer to purchase the shares. This information has not been disclosed by Corning in any of its proxy materials or any filing by Mr. Barry.
      23. On or about October 8, 2006, Ted Gibson, a shareholder of Corning who voted against the Proposed Merger, received a telephone call from his broker to inform him that Mr. Barry was offering to pay Mr. Gibson $1.00 per share if Mr. Gibson voted for the Proposed Merger. Mr. Gibson refused to change his vote. In addition, on or about October 11, Mr. Gibson was contacted by C&T’s management. C&T management’s mentioned the possibility of Mr. Gibson becoming a new director on Corning’s board and future construction possibilities with Corning if he voted for the Proposed Merger.
      24. Mr. Barry could only know which shareholders had either not voted or had previously voted against the Proposed Merger by accessing both the Corning shareholder list and a list of voted shares. This inside, confidential information would only be available to Mr. Barry through his positions as an executive officer and director of Corning. He received access to this information as a result of such position.
      25. Mr. Barry made the solicitations either as a corporate representative, or in his individual capacity with the permission and acquiescence of Corning.
      26. As a result of the solicitations made by Mr. Barry to vote in favor of the Proposed Merger, Mr. Barry likely has reporting obligations under the federal securities law disclosing his beneficial ownership of the shares for which he holds a proxy to vote in favor of the Proposed Merger. As of the date of this filing, Mr. Barry has not made any such filings with the SEC.
      27. In its Proxy Statement, Corning disclosed that it had retained a proxy soliciting firm to assist in the solicitation of proxies from shareholders. In addition, Corning disclosed that the directors, officers and employees of Corning may solicit proxies from Corning shareholders and such directors, officers and employees will not receive additional compensation in connection with the solicitation of proxies.
      28. Corning never disclosed in any of its proxy materials filed with the SEC that anyone, including Mr. Barry, would purchase votes from shareholders while the shareholders maintained ownership in their shares. Further, such action was never presented to, or approved by, the shareholders of Corning. These actions are both fraudulent and act to disenfranchise the shareholders of Corning.
      29. The solicitation by Mr. Barry was made to certain shareholders, but not all shareholders of Corning. Accordingly, some shareholders received greater consideration than other shareholders simply by voting, or allowing Mr. Barry to vote their shares, in favor of the Proposed Merger.
      30. Prior to the vote-buying solicitation by Mr. Barry, Corning did not have the votes needed to approve the Proposed Merger.
      31. The sole purpose of the vote-buying solicitation by Mr. Barry was to consummate the Proposed Merger which could not have otherwise been consummated absent the vote-buying scheme.
      32. Corning and Mr. Barry intentionally failed to disclose the vote-buying scheme to the shareholders of Corning.
      33. Because Mr. Barry is the Chief Executive Officer, President and Chairman of the Board of Corning and the alleged acts or omissions contained in this Complaint were taken either on behalf of Corning or with the explicit knowledge and acquiescence of Corning, a demand on Corning to bring any action involving the relief set forth herein would be futile.
COUNT ONE
(Permanent Injunction)
      34. Plaintiffs incorporate by reference herein the allegations contained in Paragraphs 1 through 33 of this Complaint.
      35. Mr. Barry’s illegal solicitation either on his own behalf or on behalf of Corning, offering of monetary compensation to certain shareholders for their proxies and vote-buying in order to obtain shareholder approval of the Proposed Merger will cause irreparable harm to Plaintiffs for which there is no adequate remedy at law.
      36. If the Proposed Merger is approved due to the illegally purchased votes, it will be practically impossible to undue the merger causing irreparable harm to Plaintiffs.
      37. Plaintiffs are entitled to an injunction preventing proxy votes illegally obtained by wrongful means from being counted in the shareholder vote on the Proposed Merger between Corning and C&T.
COUNT TWO
(Violation of Exchange Act § 14(e))
      38. Plaintiffs incorporate by reference the allegations contained in Paragraphs 1 through 37 of this Complaint.
      39. Mr. Barry was a disclosed proxy solicitor of Corning.
      40. Mr. Barry could only make the solicitations to buy votes of selected shareholders by using inside and confidential information obtained from Corning.
      41. Defendants failed to disclose in any public filing the intention of any Defendant to buy votes.
      42. Defendants’ failure to disclose the offer to pay for votes in their public filings, whether intentional or negligent, constitutes an omission to state a material fact necessary in order to make the statements in the Proxy Statement not false or misleading in violation of Exchange Act § 14(e) and Rule 14a-9 promulgated thereunder.
      43. As a direct and proximate result of Defendants violations of § 14(e) and Rule 14a-9, Plaintiffs have been damaged and are entitled to the injunctive relief set forth herein, rescission, attorneys’ fees, the costs of this litigation and all other relief this Court deems appropriate, should the Proposed Merger be approved through illegally purchased votes.

COUNT THREE
(Breach of Fiduciary Duty)
      44. Plaintiffs incorporate herein by reference the allegations contained in Paragraphs 1 through 43 of this Complaint.
      45. All shareholders of Corning are owed fiduciary duties of good faith and loyalty by the company’s officers and directors.
      46. Mr. Barry, as an officer and director, has a fiduciary duty to act in the best interest of the shareholders.
      47. Mr. Barry breached his fiduciary duty by using inside information to buy votes without disclosing his actions. Mr. Barry also breached his fiduciary duty by buying votes in an effort to manipulate the outcome of the vote on the Proposed Merger for his own personal gain, and to the detriment of the shareholders.
      48. As a direct and proximate result of Mr. Barry’s breaches of fiduciary duty, Plaintiffs are entitled to damages, recission, as well as injunctive relief precluding the counting of affirmative votes in favor of the Proposed Merger.
COUNT FOUR
(Unjust Enrichment)
      49. Plaintiffs incorporate herein by reference the allegations contained in Paragraphs 1 through 48 of this Complaint.
      50. In the event the shareholders approve the Proposed Merger, Barry will receive a significant “golden parachute” and related severance and pension payments.
      51. Mr. Barry will be will be unjustly enriched since the entitlements will only come to him as a result of his illegal vote buying.
      52. As a direct and proximate result of Barry’s unjust enrichment, Plaintiffs have been damaged in an amount equal to Barry’s “golden parachute” and related severance and pension payments, which should be returned to shareholders if the Proposed Merger is approved.
COUNT FIVE
(Violation of Public Policy)
      53. Plaintiffs incorporate herein by reference the allegations contained in Paragraphs 1 through 52 of this Complaint.
      54. Defendants’ vote-buying renders any “bought votes” void as a matter of public policy.
      55. As a direct and proximate result of Defendants’ violations of public policy, Plaintiffs have been injured and are entitled to relief, including injunctive relief precluding the counting of purchased votes in favor of the Proposed Merger.
CLAIMS FOR RELIEF
          WHEREFORE, the Trust demands judgment against Defendants, Corning Natural Gas Corporation and Thomas K. Barry, as follows:
      1. For Count One, injunctive relief including a permanent injunction preventing Defendants from counting as affirmative votes in support of the Proposed Merger between Defendant Corning Natural Gas Corporation and C&T Enterprises, Inc. any bought votes;
      2. For Count Two, injunctive relief as requested herein, rescission of the Proposed Merger if it is consummated, attorneys’ fees and the costs of this litigation;
      3. For Counts Three, damages, rescission if appropriate and injunctive relief as requested herein.
      4. For Counts Four and Five, injunctive relief as set forth above, and the return of any “golden parachute” and related severance and pension payments received by him if the Proposed Merger with C&T is consummated; and

      5. For all such other relief that this Court deems just and equitable under the circumstances and claims alleged.

Respectfully submitted,

Pinnisi & Anderson, LLP
Attorneys for Plaintiffs

By:	/s/ Michael D. Pinnisi

Michael D. Pinnisi
Bank of America Building
111 N. Tioga Street, Suite 200
Ithaca, New York 14850
Phone: (607) 257-8000
Facsimile: (607) 257-0990
mpinnisi@pinnisianderson.com
www.pinnisianderson.com
Of Counsel:
Brett S. Krantz (0069238)
Christopher J. Hubbert (0056087)
Kohrman Jackson & Krantz P.L.L.
One Cleveland Center, 20th Floor
1375 East Ninth Street
Cleveland, Ohio 44114
Phone: (216) 696-8700
Facsimile: (216) 621-6536
bk@kjk.com
cjh@kjk.com